December 9, 2024

Tim Rotolo
Chief Executive Officer
Range Capital Acquisition Corp.
44 Main Street
Cold Spring Harbor, NY 11724

       Re: Range Capital Acquisition Corp.
           Registration Statement on Form S-1
           Filed November 27, 2024
           File No. 333-283518
Dear Tim Rotolo:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Registration Statement on Form S-1 filed November 27, 2024
Cover Page

1. We note your response to prior comment 2. Please highlight the cross reference to dilution.
Dilution , page 76

2. We note your response to prior comment 10. Please further expand your disclosures to state that your net tangible book value as of August 31, 2024 assumes the receipt of payment for the founder shares of $25,000.
3. Please expand your disclosures to state that the dilution calculation does not contemplate fees associated with the Business Combination Marketing Agreement due to the fees being contingent on the consummation of the initial Business
       Combination.
 December 9, 2024
Page 2

Note 5 - Related Parties, page F-12

4. We note your disclosure that on August 27, 2024, the Company issued to EBC
       400,000 EBC founder shares for a purchase price of approximately $0.006 per share and an aggregate purchase price of $2,318.84 with 133,333 being subsequently surrendered for no consideration on November 14, 2024. We further note that the
       Company recognized approximately $1.5 million as deferred offering costs in the accompanying balance sheet as of August 31, 2024 with a corresponding increase in additional paid-in capital. In regards to the EBC Founder Shares please tell us the following:
           Whether such EBC Founder Shares were considered part of the 2% of gross proceeds from the offering in underwriting commissions to be paid to EBC as part of Total offering expenses per your Use of Proceeds disclosures on page 70, or are in addition to such fees; and
           To the extent such EBC Founder Shares were considered incremental to the underwriting commissions to be paid to EBC, your consideration to add back the
           $1.5 million deferred offering costs currently presented on your balance sheet as of August 31, 2024 in your calculation of your pro forma net tangible book value in your dilution calculation on page 77, as it would appear such amount does not impact your net proceeds from the offering.
General

5. We note your disclosure on the cover page and elsewhere in the prospectus relating to interest earned on the funds held in the trust account that may be released to you to pay your tax obligations and the conditions to release of the proceeds deposited in the trust account. However, section 1(k) of the trust agreement filed as exhibit 10.4 states
       that "to the extent there is not sufficient interest income in the form of cash in the
       Trust Account to fund such Tax Withdrawal, the Trustee shall liquidate such assets held in the Trust Account as shall be designated by the Company in writing to make such distribution." Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 December 9, 2024
Page 3

       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jason Simon